EXHIBIT A

Transactions in Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Ashe:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/22/2015	18,667	26.7990
10/2/2015	147,189	26.6107
10/5/2015	57,142	27.5539
10/6/2015	202,963	28.0562
10/7/2015	100,794	28.4446
10/8/2015	1,100	28.6850
10/9/2015	128,524	28.6529
10/12/2015	102,583	28.6689
10/13/2015	167,649	28.5496
10/14/2015	204,978	28.2859
10/15/2015	190,104	28.1140
10/16/2015	137,500	27.8755
10/19/2015	103,746	27.6928
10/20/2015	43,095	28.0528
10/21/2015	80,789	27.9557
10/22/2015	26,440	27.9499
10/23/2015	15,885	28.3908
10/23/2015	140,321	28.3070
10/26/2015	190,632	28.7304
10/27/2015	366,313	28.1565
10/28/2015	183,950	28.4455